UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Force Protection, Inc.

File No. 1-33253 - CF#23566

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Force Protection, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2009.

Based on representations by Force Protection, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through April 1, 2014
Exhibit 10.3	through March 31, 2014
Exhibit 10.4	through April 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel